Exhibit 99.1

Oculis Announces Partial Exercise of Underwriters’ Option to Purchase Additional Ordinary Shares

ZUG, Switzerland and BOSTON, USA, June 13, 2023 – Oculis Holding AG (Nasdaq: OCS), a global biopharmaceutical company purposefully driven to save sight and improve eye care, today announced that the underwriters of its previously announced public offering of ordinary shares, which closed on June 5, 2023, have partially exercised their option to purchase an additional 154,234 ordinary shares at a public offering price per share of $11.50, resulting in additional gross proceeds to Oculis of approximately $1.8 million. After giving effect to the issuance of these additional shares, which closed today, Oculis has sold a total of 3,654,234 ordinary shares in the offering for aggregate gross proceeds of approximately $42.0 million, before deducting underwriting discounts and commissions and offering expenses.

BofA Securities and SVB Securities acted as joint book-running managers for this offering. Wedbush PacGrow, Baird, H.C. Wainwright & Co. and Pareto Securities acted as co-managers for the offering. Arctica Finance acted as financial advisor for the offering.

A registration statement on Form F-1 (File No. 333-272256) relating to the securities referred to herein has been filed with the U.S. Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on May 31, 2023. The securities referred to in this press release were offered in the United States only by means of a prospectus. Copies of the final prospectus related to this offering may be obtained from: BofA Securities, Attention: Prospectus Department, NC1-022-02-25, 201 North Tryon, Charlotte, North Carolina 28255-0001, or by email at dg.prospectus_requests@bofa.com or SVB Securities, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, Telephone: 1-800-808-7525, ext. 6105, Email: syndicate@svbsecurities.com. Investors may also obtain these documents at no cost by visiting the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Oculis

Oculis (Nasdaq: OCS) is a global biopharmaceutical company purposefully driven to save sight and improve eye care. Oculis’ highly differentiated clinical-stage pipeline comprises multiple innovative product candidates in development for eye diseases of high unmet medical need. It includes OCS-01 eye drops, a topical candidate in Phase 3 development for diabetic macular edema (DME) and inflammation and pain following ocular surgery; OCS-02 eye drops, a topical biologic candidate in Phase 2b development for dry eye disease (DED) and uveitis; and OCS-05, a disease modifying candidate for acute optic neuritis (AON) and other neuro-ophthalmic disorders, such as glaucoma, diabetic retinopathy, geographic atrophy, and neurotrophic keratitis. The first in-patient, proof-of-concept trial with OCS-05 is currently ongoing in France. Headquartered in Switzerland and with operations in the United States, Europe and China, Oculis’ goal is to deliver life-changing eye treatments to patients worldwide. The company is led by an experienced management team with a successful track record in the pharmaceutical industry, supported by leading international healthcare investors.

Contacts

Investor Relations

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

1-212-915-2577

Media Relations

Consilium Strategic Communications

Amber Fennell, Tracy Cheung, David Daley

oculis@consilium-comms.com